FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2020
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Q3 2016 Interim Management Statement

Exhibit No. 1	Director/PDMR Shareholding dated 02 March 2020
Exhibit No. 2	Director/PDMR Shareholding dated 10 March 2020
Exhibit No. 3	NatWest Markets N.V. 2019 ARA dated 16 March 2020
Exhibit No. 4	Morgan Stanley European Financials Conference dated 17 March 2020
Exhibit No. 5	Total Voting Rights dated 31 March 2020

Exhibit No. 1

2 March 2020

The Royal Bank of Scotland Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

The Royal Bank of Scotland Group plc (the Company) was notified on 2 March 2020 that the trustee of the Company's Buy As You Earn Share Plan (the Plan) purchased ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) on 28 February 2020 on behalf of the PDMR named below as a participant in the Plan.

PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Katie Murray	Chief Financial Officer, The Royal Bank of Scotland Group plc	85	£1.760

The transaction took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

RBSG Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

RBSG Media Relations
+44(0)131 523 4205

Exhibit No. 2

10 March 2020
The Royal Bank of Scotland Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

1.   The Royal Bank of Scotland Group plc (the Company) announces that conditional long term incentive (LTI) or deferred awards over ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214), have been granted on 9 March 2020 under the RBS 2014 Employee Share Plan (the Plan) to the PDMRs set out below:-

Name of PDMR	Award	Position of PDMR	Maximum no. of Shares eligible to vest
Vanessa Bailey	LTI	Chief Risk Officer, NatWest Holdings	411,451
Robert Begbie	Deferred	Interim CEO, NatWest Markets	258,626
Helen Cook	LTI	Chief HR Officer	529,008
Peter Flavel	Deferred	CEO, Private Banking	288,016
Bruce Fletcher	LTI	Chief Risk Officer, RBS Group	499,618
Andrew McLaughlin	LTI	CEO, RBS International	446,718
Simon McNamara	LTI	Chief Administrative Officer	587,786
Les Matheson	LTI	CEO, Personal Banking	587,786
Katie Murray	LTI	Chief Financial Officer	646,565
Alison Rose	LTI	Chief Executive Officer	881,679
John-Paul Thwaite	Deferred	CEO, Commercial Banking	199,848

The market price per Share used on the grant of the above awards was £1.701. The above transactions took place outside of a trading venue.

LTI awards were subject to a pre-grant performance assessment and a further performance assessment will take place at the end of three years. Subject to this pre-vest assessment, LTI awards will be eligible to vest between the years 2023 and 2027.  Deferred awards will be eligible to vest between the years 2020 and 2027.

Malus provisions will apply up until vest and clawback provisions will apply for a period of seven years from the date of grant, extended to ten years, for relevant PDMRs, if events are under investigation at the end of the seven year period. Vested Shares retained after payment of associated tax liabilities will be subject to a twelve month retention period.

2.  The Company announces that conditional LTI and deferred awards, including buy-outs, over Shares vested on 9 March 2020 to the PDMRs set out below. The awards were granted under the Plan between March 2015 and March 2019. The number of Shares withheld to meet associated tax liabilities arising on vesting and the number of vested Shares retained by each PDMR is set out below:-

Name of PDMR	Position of PDMR	Award	No. of Shares vested	No. of Shares withheld to satisfy associated tax liability	No. of vested Shares retained
Vanessa Bailey	Chief Risk Officer, NatWest Holdings	LTI	36,318	17,071	19,247
		Deferred	12,693	5,966	6,727
Robert Begbie	Interim CEO, NatWest Markets	LTI	23,922	11,484	12,438
		Deferred	64,200	30,818	33,382
Helen Cook	Chief HR Officer	LTI	19,368	9,104	10,264
		Deferred	9,320	4,381	4,939
Peter Flavel	CEO, Private Banking	LTI	29,824	14,018	15,806
		Deferred	41,278	19,402	21,876
Bruce Fletcher	Chief Risk Officer, RBS Group	Buy-out	68,033	31,976	36,057
Andrew McLaughlin1	CEO, RBS International	LTI	44,855	-	44,855
		Deferred	80,466	-	80,466
Simon McNamara	Chief Administrative Officer	LTI	352,008	168,965	183,043
Les Matheson	CEO, Personal Banking	LTI	336,483	161,513	174,970
Katie Murray	Chief Financial Officer	LTI	9,143	4,298	4,845
		Deferred	61,307	28,816	32,491
Alison Rose	Chief Executive Officer	LTI	422,920	198,774	224,146
John-Paul Thwaite	CEO, Commercial Banking	LTI	8,865	4,167	4,698
		Deferred	47,799	22,467	25,332
1. The award was granted when the PDMR was resident in Jersey and therefore is taxable in Jersey only and not in the UK. No employer tax withholding is required under Jersey law. The Jersey income tax payable in respect of the vesting of the award will be paid by the PDMR directly to the Jersey tax authority.

The market price used to meet associated tax liabilities was £1.409. The above transactions took place outside of a trading venue.

Vested Shares retained after payment of associated tax liabilities will be subject to retention periods of between six and twelve months. For Mr Fletcher's awards, vested Shares, after payment of associated tax liabilities, will be subject to retention periods of between six and thirty months, in line with the original terms of his forfeited HSBC awards.

3.   The Company announces that Shares were delivered to PDMRs on 9 March 2020, as set out below.  The Shares delivered represent payment of a fixed share allowance for the three month period ending 31 March 2020 and have been calculated using a share price of £1.701.

The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:-

Name of PDMR	Position of PDMR	No. of Shares delivered	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Vanessa Bailey	Chief Risk Officer, NatWest Holdings	36,737	17,267	19,470
Helen Cook	Chief HR Officer	18,001	8,461	9,540
Peter Flavel	Chief Executive Officer, Private Banking	33,084	15,550	17,534
Bruce Fletcher	Chief Risk Officer	44,084	20,720	23,364
Andrew McLaughlin1	CEO, RBS International	22,042	-	22,042
Simon McNamara	Chief Administrative Officer	47,758	22,924	24,834
Les Matheson	CEO, Personal Banking	44,084	21,161	22,923
John-Paul Thwaite	CEO, Commercial Banking	33,063	15,540	17,523
1. The award was granted when the PDMR was resident in Jersey and therefore is taxable in Jersey only and not in the UK. No employer tax withholding is required under Jersey law. The Jersey income tax payable in respect of the vesting of the award will be paid by the PDMR directly to the Jersey tax authority.

The market price used to determine the number of Shares withheld to meet associated tax liabilities was £1.409.  The above transactions took place outside of a trading venue.  Shares retained after payment of associated tax liabilities will be held on behalf of PDMRs and will be released in instalments over a three year period.

4.   The Company announces that the PDMR set out below has purchased Shares on the date and at the price indicated:-

Name of PDMR	Position of PDMR	No. of Shares purchased	Purchase price	Date of transaction
Patrick Flynn	Non-executive director	20,000	£1.476	10 March 2020

The transaction took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

RBSG Investor Relations
Alexander Holcroft
Head of Investor Relations
+44(0)20 7672 1758

RBSG Media Relations
+44(0)131 523 4205

Exhibit No. 3
The Royal Bank of Scotland Group plc

16 March 2020

NatWest Markets N.V. 2019 ARA

NatWest Markets N.V. today announces the publication of its 2019 Annual Report and Accounts. This company is a wholly-owned subsidiary of NatWest Markets Plc. The 2019 Annual Report and Accounts for NatWest Markets N.V. is available on the RBS website at
https://investors.rbs.com/reports-archive/2019.aspx

For further information, please contact

RBS Investor Relations
Investor.relations@rbs.com
+44 207 672 1758

RBS Media Relations
+44 131 523 4205(UK)
+31 20 464 1150 (NL)

LEI:
X3CZP3CK64YBHON1LE12 - NatWest Markets N.V.
2138005O9XJIJN4JPN90 - The Royal Bank of Scotland Group plc
RR3QWICWWIPCS8A4S074 - NatWest Markets Plc

Exhibit No. 4

The Royal Bank of Scotland Group plc ("RBS") - Morgan Stanley European Financials Conference

Alison Rose, RBS CEO, will participate in a fireside chat as part of the Morgan Stanley European Financials Conference on Tuesday 17th March 2020 at 8:50am (GMT).  A live audio webcast will be available on our website www.rbs.com/ir.

For further information:

Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

If you would like a copy of this presentation  in a different format (eg. large print, audio or braille) please contact the Investor Relations team on +44 20 7672 1758 or investor.relations@rbs.com.

LEI: 2138005O9XJIJN4JPN90

Exhibit No. 5

The Royal Bank of Scotland Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 31 March 2020:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 March 2020
Ordinary shares of £1	12,093,909,192	4	48,375,636,768
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	12,094,809,192		48,379,236,768

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 31 March 2020

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary